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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                 333-112764-01

Cemprus, LLC

(Exact name of registrant as specified in its charter)

111 Powdermill Road, Maynard, Massachusetts 01754

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10.375% Senior Notes due 2008; Guarantees of 10.375% Senior Notes due 2008

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section l3(a) or l5(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule l2g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule l2g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(l)(i) Rule l2h-3(b)(1)(ii) Rule l2h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule l5d-6	☐ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date:             1

Pursuant to the requirements of the Securities Exchange Act of 1934 Cemprus, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 29, 2006	By:	/s/ Frederick S. Prifty
President and Secretary

Instruction: This form is required by Rules 12g-4, l2h-3 and l5d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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